

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2011

Via E-Mail
David Dreslin
Chief Executive Officer
Mascot Properties, Inc.
7985 113th Street, Suite 220
Seminole, FL 33772

>      **Re:   Mascot Properties, Inc.**
>            **Amendment No. 1 to Registration Statement on Form S-1**
>            **Filed July 13, 2011**
>            **File No. 333-174445**

Dear Mr. Dreslin:

   We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 in our letter dated June 20, 2011.  We also note that Gulf Shores Investments, Inc., a company in which David Dreslin was the president and CFO, recently entered into a stock purchase agreement and change of control.  In the forepart of this prospectus, please include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.  Also please tell us how your response is consistent with your disclosure in Note 2 to your Financial Statements that the company is actively seeking merger partners and strategic alliances in order to accelerate its growth in the industry.

Description of Business, page 19

2. We note your response to comment 4 in our letter dated June 20, 2011.  Where applicable, please revise your registration statement to properly attribute your assertions within this section to the studies listed in response to comment 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Plan of Operation, page 23

3. We note your disclosure on page 24 that "[o]ver the next twelve months following the Offering the Company intends to contract at least ten suitable properties for management."  Since this is a resale offering with no proceeds being raised, it is unclear why the company must wait until after the offering to enter into these contracts.  Please advise or revise your disclosure as necessary.

4. We note your disclosure on page 23 and elsewhere in the MD&A section, that "[t]he majority shareholder has committed to cover any cash shortfalls of the Company."  Please reconcile this statement with your disclosure on page 23 and elsewhere that "[i]f we are unable to satisfy our cash requirements, we may be unable to proceed with the Offering and our plan of operation."  Please clearly indicate whether the majority shareholder will provide the necessary cash to implement your business plan.

Capital Resources and Liquidity, page 26

5. We note that your disclosure that you have $17 cash on hand as of March 31, 2011 and your statement that you do not believe that you have enough cash to support your daily operations while attempting to commence operations.  We also note that you will need $49,000 to implement your business plan, $10,000 to complete this offering, and $39,000 to cover marketing and operational expenses over the next 12 months.  Please clearly indicate the company's plan to obtain sufficient cash to meet its expenses and to implement its business plan.  If you intend to raise capital, please explain.  If the majority shareholder will provide all of the funding noted above, please clearly state this in the prospectus.

Directors, Executive Officers, Promoters and Control Persons, page 27

6. We note your response to comment 13 in our letter dated June 20, 2011 and we reissue our comment.  Please note that Rule 405 of Regulation C defines a promoter to include any person who directly or indirectly took the initiative in founding and organizing the business or enterprise of the issuer.  Please revise this section to identify your promoters and state the amount of anything of value received by your promoter in connection with this offering.  See Item 404(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.  Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc:     Joseph M. Lucosky
        Lucosky Brookman LLP
        Via E-mail